UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 14F
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VANITY EVENTS HOLDING, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-52524	43-2114545
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

118 Front Street, Brookings, South Dakota 57006
 (Address of principal executive offices) (Zip code)

Registrant’s telephone number, including area code (888) 967-5552

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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VANITY EVENTS HOLDING, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AS AMENDED AND RULE 14F-1 THEREUNDER

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “we,” “us.”, and “our” are to Vanity Events Holding, Inc., a Delaware corporation, and Vanity’s wholly owned subsidiary, Shogun Energy, Inc., a South Dakota corporation (“Shogun”).

GENERAL

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “Board”) as a result of the Exchange Agreement transaction as described below.  The date of this Information Statement is January 14, 2011.

This Information Statement is being mailed on or about January 17, 2011, by the Company to the holders of record of shares of its common stock as of the close of business on January 14, 2011. This information statement is provided to you for information purposes only. The Company is not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION OF ANY DIRECTOR.

TRANSACTION WITH SHOGUN ENERGY, INC.

On December 31, 2010, Vanity Event Holdings, Inc. (the “Company”) entered into a share exchange agreement (“Exchange Agreement”) by and among the Company, Shogun Energy, Inc., a South Dakota corporation (“Shogun”), Shawn Knapp, the principal shareholder of Shogun (the “Principal Shareholder”) and the other shareholders of Shogun (the “Shogun Shareholders” and collectively with the Principal Shareholder, the “Shareholders”).  Pursuant to the terms of the Exchange Agreement, the Shareholders exchanged an aggregate of 100% of the issued and outstanding shares of capital stock of Shogun in exchange for 500,000 shares of the Company’s series A preferred stock (the “Exchange”). Each share of series A preferred stock shall be entitled to 1,604 votes per share and shall be convertible into 1,604 shares of the Company’s common stock.  Upon filing an amendment to the Company’s certificate of incorporation to increase the number of shares of authorized common stock so that there is an adequate amount of shares of authorized common stock for issuance upon conversion of the series A preferred stock (the “Amendment”), the shares of series A preferred stock will be automatically converted into an aggregate of 802,000,000 shares of the Company’s common stock.  The Exchange Agreement contains customary terms and conditions for a transaction of this type, including representations, warranties and covenants, as well as provisions describing the Exchange consideration, the process of exchanging the consideration and the effect of the Exchange.   The closing of the transaction took place on December 31, 2010 (the “Closing Date”).

In connection with the Exchange, on December 31, 2010, Sam Wolf resigned as our chief executive officer, president and chief operating officer, effective immediately, and Ezzie Goldish resigned as our chief financial officer, effective immediately. Upon the expiration of the 10-day period following the delivery and/or mailing of this Schedule 14F to our stockholders in compliance with the provisions of Section 14(f) of the Exchange Act and Rule 14(f)-1 thereunder, the resignation of Mr. Wolf and Mr. Goldish as members of our board of directors will also become effective.

Prior to the consummation of the Exchange, on December 29, 2010, Shogun made a rescission offer (the “Rescission Offer”) to certain investors who invested money in Shogun during 2010.  During 2010, Shogun received investment proceeds in the amount of $536,350.00 from certain accredited and non-accredited investors.  The investments were primarily made by family and close friends. South Dakota law requires that a seller of a security must not omit material facts necessary for the investor to make an informed decision about the purchase of the security.  In the case of Shogun, not all of the material information was compiled at the time the investment proceeds were received.  The Rescission Offer provided each investor of Shogun with information regarding Shogun and asked them to affirm or rescind his or her investment decision in Shogun.  In connection with the Rescission Offer, Shogun agreed to return all proceeds to those investors who invested less than One Thousand Dollars ($1,000.00) in Shogun, for an aggregate of $3,650.

VOTING SECURITIES

Common Stock

The Company is authorized to issue up to 350,000,000 shares of common stock, par value $0.0001 per share.

Prior to the Exchange, there were 64,989,807 shares of common stock issued and outstanding.

Holders of the Company’s common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of the Company’s common stock representing a majority of the voting power of the Company’s capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the Company’s outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, Exchange or an amendment to the Company’s certificate of incorporation.

Holders of the Company’s common stock are entitled to share in all dividends that the Board of Directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. The Company’s common stock has no pre-emptive, subscription or conversion rights and there are no redemption provisions applicable to the Company’s common stock.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock, par value $.0001 per share, Prior to the Exchange, there were 0 shares of preferred stock issued and outstanding.

In connection with the Exchange, the Company issued 500,000 shares of series A preferred stock in exchange for the issued and outstanding shares of common stock of Shogun.  Each share of series A preferred stock shall be entitled to 1,604 votes per share and shall be convertible into 1,604 shares of the Company’s common stock.  Upon filing an amendment to the Company’s certificate of incorporation to increase the number of shares of authorized common stock so that there is an adequate amount of shares of authorized common stock for issuance upon conversion of the series A preferred stock (the “Amendment”), the shares of series A preferred stock will be automatically converted into an aggregate of 802,000,000 shares of the Company’s common stock.

Transfer Agent

The transfer agent for the Company’s common stock is Old Monmouth Stock Transfer and its telephone number is 732-872-2727.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of  December 31, 2010, with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group.  Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over their shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Shawn Knapp (3)	683,560,640	78.84%
Darrick Wika (4)	10,538,280	1.12%
John Carmichael	0	*
Ronald Cosman	500,000	*
All Executive Officers and Directors as a group (3 people)	694,598,920	79.96%

(*) - Less than 1%.

(1)	Except as otherwise below, the address of each beneficial owner is c/o Shogun Energy, Inc., 118 Front Street, Brookings, South Dakota 57006.
(2)
Applicable percentage ownership is based on 64,989,807 shares of common stock outstanding as of December 31, 2010, together with securities exercisable or convertible into shares of common stock within 60 days of December 31, 2010, for each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently exercisable or exercisable within 60 days of December 31, 2010, are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)
In connection with the Exchange, Mr. Knapp received 426,160 shares of series A preferred stock of Vanity.  Each shares of series A preferred stock is entitled to 1,604 votes per share and is convertible into 1,604 shares of Vanity’s common stock.  Upon filing an amendment to the Company’s certificate of incorporation to increase the number of shares of authorized common stock so that there is an adequate amount of shares of authorized common stock for issuance upon conversion of the series A preferred stock, the shares of series A preferred stock will be automatically converted into an aggregate of 683,560,640 shares of the Company’s common stock.

(4)
In connection with the Exchange, Mr. Wika received 6,570 shares of series A preferred stock of Vanity.  Each shares of series A preferred stock is entitled to 1,604 votes per share and is convertible into 1,604 shares of Vanity’s common stock.  Upon filing an amendment to the Company’s certificate of incorporation to increase the number of shares of authorized common stock so that there is an adequate amount of shares of authorized common stock for issuance upon conversion of the series A preferred stock, the shares of series A preferred stock will be automatically converted into an aggregate of 10,538,280 shares of the Company’s common stock.

CHANGE OF CONTROL

On December 31, 2010, the Company entered into the Exchange Agreement with Shogun and the Shareholders.  Pursuant to the terms of the Exchange Agreement, the Shareholders exchanged an aggregate of 100% of the issued and outstanding shares of capital stock of Shogun in exchange for 500,000 shares of the Company’s series A preferred stock (the “Exchange”). Each share of series A preferred stock shall be entitled to 1,604 votes per share and shall be convertible into 1,604 shares of the Company’s common stock.  Upon filing an amendment to the Company’s certificate of incorporation to increase the number of shares of authorized common stock so that there is an adequate amount of shares of authorized common stock for issuance upon conversion of the series A preferred stock (the “Amendment”), the shares of series A preferred stock will be automatically converted into an aggregate of 802,000,000 shares of the Company’s common stock.  The Exchange Agreement contains customary terms and conditions for a transaction of this type, including representations, warranties and covenants, as well as provisions describing the Exchange consideration, the process of exchanging the consideration and the effect of the Exchange.   The closing of the transaction took place on December 31, 2010 (the “Closing Date”).

In connection with the Exchange, on December 31, 2010, Sam Wolf resigned as our chief executive officer, president and chief operating officer, effective immediately, and Ezzie Goldish resigned as our chief financial officer, effective immediately. Upon the expiration of the 10-day period following the delivery and/or mailing of the Schedule 14F to our stockholders in compliance with the provisions of Section 14(f) of the Exchange Act and Rule 14(f)-1 thereunder, the resignation of Mr. Wolf and Mr. Goldish as members of our board of directors will also become effective.

In connection with the acquisition of Shogun, on December 31, 2010, the following executive officers of Shogun were appointed as officers of the Company:

Name	Title
Shawn Knapp	Chairman and Chief Executive Officer
Darrick Wika	Vice President of Marketing
John Carmichael	National Sales Director

CHANGES TO THE BOARD OF DIRECTORS

On November 2, 2010, our Board of Directors of the Company appointed Shawn Knapp, Darrick Wika and John Carmichael as directors of the Company.   At the time of their respective appointments,  there was no understanding or arrangement between Messrs.’ Knapp, Wika and Carmichael and any other person pursuant to which each of them was selected as a director.  Further, such persons only constituted one-half of the total number of directors at the time of their appointment.

The resignations of SamWolf and Ezzie Goldish as directors of the Company were given in connection with the Exchange and upon effectiveness of said resignations, Messrs.’ Knapp, Wika and Carmichael will constitute a majority of the board of directors of the Company.  As a result, upon the expiration of the 10-day period following the delivery and/or mailing of this Schedule 14F to the Company’s shareholders, the resignation of Mr. Wolf and Mr. Goldish as members of our board of directors will become effective.

The information contained in this Information Statement, which is being furnished in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, concerning the person chosen for our Board of Directors has been furnished to us by such individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

A shareholder vote was not required and was not taken with respect to the election of the new directors.

To the best of the Company’s knowledge, the designees have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past 5 years and has not been subject to a finding of any violation of federal or state securities laws

The following sets forth the name of the resigning directors and executive officers of the Company, and the principal positions with the Company held by such persons, as well as the new, current directors and officers. The directors serve one year terms or until his successor is elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of our operations, but we plan to establish some or all of such committees in the future. All such applicable functions have been performed by the Board of Directors as a whole. There are no family relationships among any of the Directors, nominees or executive officers.

There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

Resigning Directors and Executive Officers

Samuel Wolf	Chief Executive Officer, President, Chief Operating Officer, Director

Mr. Wolf has been employed as a sales associate and office manager at Fairmont Insurance Brokers Ltd. since July 1988. In July 2003, Mr. Wolf was promoted to Vice President of Sales & Marketing where he has been actively involved in growing the Agency’s premiums to $85,000,000 as well as building an extensive personal book of business. He was also in charge of recruitment and training of sales people for the company. Mr. Wolf has served as a Board Member in various charities and is presently a Board Member of a private High School in Long Island.

Ezzie Goldish	Chief Financial Officer, Director

Mr. Goldish served as an auditor for RSM McGladrey, Inc. from September 2006 through July 2008, where he was primarily responsible for the portfolio evaluation of two of the group’s largest clients with $15 Billion and $6 Billion under management, respectively. Prior to that, from 2003 until 2006 Mr. Goldish studied at the Lander College for Men (an Honors Division of Touro College) on a full academic scholarship where he majored in Accounting. While studying at Lander College, Mr. Goldish founded and served as Vice-President of the Lander Accounting Club, and edited and wrote for the Lander Chronicle. Mr. Goldish continues to serve as the Founder of the Jewish Economics Survey, where he conducts surveys of the Orthodox Jewish Community, as well as Vice Chairman of the Lander College Alumni Association, of which he has been a member since September 2008.

New Officers and Directors

Shawn Knapp – Chief Executive Officer and Director.  Mr. Knapp has been the founder and CEO/Chairman of Shogun Energy, Inc. since October 2009.  Mr. Knapp is the founder and President of Shawn’s Custom Homes, Inc., a construction company, since 1999.  Mr. Knapp is the VP of Ideal Properties, Inc., a real estate investment company in South Dakota.  From January 2003 to March of 2006, Mr. Knapp was the President and founder of Distinct Builders, Inc., a design company and manufacturer of ice shacks and commercial trailers for ice fishing in South Dakota.

Darrick Wika – VP of Marketing and Director.  Mr. Wika has been Vice President of marketing of Shogun Energy, Inc. since March 2010.  From September 1996 to present, Mr. Wika was the founder of Wika Investments, a real estate investment company in Brookings, SD, and is currently the CEO.  From August 2001 to May 2006, Mr. Wika was a financial advisor for American Express Financial Advisors in Brookings, SD.  In June 2006 and in March 2007, Mr. Wika founded Pintail Properties and Vine Street Properties, respectively.  Both are real estate holding companies. Mr. Wika is currently President and CEO of both companies.

John Carmichael – National Director of Sales and Director.  Mr. Carmichael has been the sales and marketing representative for Shogun Energy Inc., since March 2010. From 1997 until March 2010, Mr. Carmichael was a sales and marketing representative for US Smokeless Tobacco Company, producer and marketer of moist, smokeless tobacco and an operating company of Altria Group, Inc.  Mr. Carmichael received a BS in Business Administration from the University of Sioux Falls in 1996.

 EXECUTIVE COMPENSATION

The following table summarizes all compensation recorded by Shogun in each of the last two completed fiscal years for our principal executive officers and our three most highly compensated executive officers who were serving as executive officers as of the end of the last fiscal year.  Such officers are referred to herein as our “Named Officers.”

						Non- Equity	Change in Pension Value &
				Stock	Option	Incentive	Non-Qualified	All
Name	Year	Salary ($)	Bonus	Award	Award	Plan	Deferred Comp	Other ($)	Total ($)

Shawn
Knapp	2009	-	-	-	-	-	-	-	0
	2008	-	-	-	-	-	-	-	0

Outstanding Equity Awards at Fiscal Year-End

The Company’s Named Executive Officers did not hold unexercised options or any other stock awards as of the end of our years ended December 31, 2009 and 2008, respectively. As such, the table has been omitted.

 Employment Agreements

None.

Director Compensation

On November 2, 2010, the Board of Directors of the Company authorized the issuance of 250,000 shares of the Company’s common stock to each of Mssrs. Yachnowitz, McDonough and Goldfeder as compensation for their services rendered as directors of the Company.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

License Agreement with C&C LLC

On December 27, 2010, Shogun entered into an exclusive perpetual worldwide trademark licensing agreement (the “License Agreement”) with C&C, LLC a company owned and controlled by Shawn Knapp, Shogun’s chief executive officer, and his wife (“Licensor”), pursuant to which Licensor has granted Shogun the exclusive right to use the trademarks “Shogun”, a composite mark having registration number 3831415 and “Shogun Energy Drink” having registration number 3831408 (collectively, the “Trademarks”) in connection with the manufacture and sale of energy drinks throughout the world.  In consideration for the use of the Trademarks, Shogun agreed that it will pay Licensor a royalty of one half cent ($0.005) per can, bottle, or other container of Shogun’s energy drink.  Royalites shall be computed on a quarterly basis and paid no later than the last day of the month following each calendar quarter.  The first royalty payment shall be due and payable for the period ended March 31, 2012.  The term of the License Agreement begins on January 1, 2011 and is perpetual unless the License Agreement is terminated if (i) Shogun makes any assignment of its assets for the benefit of its creditors or it declares bankruptcy or (ii) either party fails to comply with the terms of the License Agreement.

Lease for 118 Front Street

Shogun’s corporate offices and distribution facility are both located at 118 Front St. Brookings SD 57006.  Shogun leases approximately 12,000 square feet of space from Shawn Knapp, Shogun’s chief executive officer, for its entire operation with approximately 2,000 devoted to office space and 10,000 devoted to warehousing, refurbishment, and distribution operations for $4,400 per month.  The lease expires December 31, 2015 however Shogun has the option to renew the lease for an additional five year term upon written notice.  These facilities are suitable for our purposes and are expected to accommodate our needs for the foreseeable future.

Dacotah Bank Loan

On April 30, 2010, Shogun issued a promissory note to Dacotah Bank for an aggregate principal amount of $55,000.  The promissory note bares interest at rate of 7.5% per annum and matured on October 30, 2010.  On December 29, 2010, the maturity date of the promissory note was extended from October 30, 2010 to February 1, 2012. Shogun’s obligations under the promissory note are guaranteed by Shawn Knapp, the Shogun’s chief executive officer.

Advances by Shawn Knapp and related entities

Shawn Knapp, Shogun’s chief executive officer, has funded Shogun on an as going basis through loans made by him personally, though his wife and through affiliated entities.  As of December 31, 2010, Mr. Knapp, his wife and his related entities have advanced $521,069.39 to Shogun.

On December 27, 2010, Shogun issued a note payable to LaserIt, Inc. for amounts loaned through September 30, 2010 for an aggregate principal amount of $46.067.39.  The note bears interest at a rate of 5% per annum and is payable in monthly installments of $3,000.00 commencing on June 1, 2011, until paid in full.

 On December 27, 2010, Shogun issued a note payable to Shawn Knapp, Shogun’s chief executive officer, for amounts owed through September 30, 2010 for an aggregate principal amount of $63.848.85.  The note bears interest at a rate of 5% per annum and is payable in monthly installments of $1,500.00 commencing on June 1, 2011, until paid in full.

On December 27, 2010, Shogun issued a note payable to Roxanne M. Knapp, the wife of Shawn Knapp, Shogun’s chief executive officer, for amounts loaned and owed through September 30, 2010 for an aggregate principal amount of $71,196.03.  The note bears interest at a rate of 5% per annum and is payable in monthly installments of $1,500.00 commencing on June 1, 2011, until paid in full.

On December 27, 2010, Shogun issued a note payable to Shawn’s Custom Homes, Inc., an entity contolled by Shawn Knapp, Shogun’s chief executive officer, for amounts loaned and owed through September 30, 2010  for an aggregate principal amount of $90,366.83.  The note bears interest at a rate of 5% per annum and is payable in monthly installments of $1,500.00 commencing on June 1, 2011, until paid in full.

On December 26, 2010, Shogun issued a notes payable to Duane Knapp, a relative of Shawn Knapp, Shogun’s chief executive officer, for amounts loaned on August 27, 2010 for an aggregate principal amount of $100,000.  The note bears interest at a rate of 5.5%  per annum and is payable on June 26, 2011.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

 No Dissenters' Rights

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

Vanity Events Holding, Inc.

DATED: January 14, 2011	By:	/s/ Shawn Knapp
Shawn Knapp
Chief Executive Officer